SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alliance Bancorp of New England, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01852Q109

(CUSIP Number)

Joseph H. Rossi, c/o Alliance Bancorp of New England, Inc,
348 Hartford Turnpike, Vernon, CT 06066 (860) 875–2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1

CUSIP No. 01852Q109

1	Name of Reporting Persons: Joseph H. Rossi IRS Identification Nos. of the Above Persons (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (see Instructions)		(a)☐ (b)☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).		☐
6	Citizenship of Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 150,693
	8	Shared Voting Power : 23,648
	9	Sole Dispositive Power: 150,693
	10	Shared Dispositive Power : 23,648
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,341
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11): 5.58%
14	Type of Reporting Person (See Instructions): IN

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Item 1.    Security and Issuer

The class of equity securities to which this statement relates is the common stock (the “Common Stock”) of Alliance Bancorp of New England, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 348 Hartford Turnpike, Vernon CT 06066.

Item 2.    Identity and Background

     (a) Name: Joseph H. Rossi

     (b) Residence or Business Address: c/o Alliance Bancorp of New England, Inc., 348 Hartford Turnpike, Vernon CT 06066.

     (c) Present Principal Occupation: President and Chief Executive Officer, Alliance Bancorp of New England, Inc. Alliance Bancorp of New England, Inc. is a one bank holding company with its principal offices located at 348 Hartford Turnpike, Vernon CT 06066.

     (d) Criminal Convictions:

     Mr. Rossi has not, during the last five years, been convicted in a criminal proceeding.

     (e) Civil Proceedings Regarding Federal or State Securities Laws:

     Mr. Rossi has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction regarding federal or state securities laws.

     (f) Citizenship: Mr. Rossi is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Mr. Rossi will use his personal funds in exercising options or otherwise purchasing Common Stock of the Issuer.

Item 4.    Purpose of Transactions.

Investment. Mr. Rossi acquired his interest in the shares through receipt of a grant of options by the Board of Directors to Mr. Rossi on November 26, 2002 which when combined with his existing beneficial ownership increased his aggregate ownership interest to an amount in excess of 5% of the common stock of the Issuer.

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     Other than the future exercise(s) of stock options in the ordinary course of business, Mr. Rossi has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer’s business or corporate structure;

     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter–dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the Issuer’s Common Stock beneficially owned by Mr. Rossi is as follows:

Number of Shares Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
174,341 (1)	5.58% (2)

     _____________________

     (1) Includes 23,318 shares held jointly with his wife and 330 shares held jointly with minor children. Also includes 150,411 shares subject to presently exercisable options.

     (2) Based on the total of 3,125,960 shares of Common Stock outstanding, options granted, and options available for issuance as of November 26, 2002.

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     (b) Number of shares as to which Mr. Rossi has:

          (i) sole power to vote or to direct the vote: 150,693 shares (1)

          (ii) shared power to vote or to direct the vote: 23,648 shares

          (iii) sole power to dispose or to direct the disposition: 150,693 shares (1)

          (iv) shared power to dispose or to direct the disposition: 23,648 shares

     _________________________

(1) Includes 150,411 shares subject presently exercisable to options.

     (c) Mr. Rossi has effected no transactions in the Issuer’s Common Stock during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.    Material to be Filed as Exhibits.

     There are no Exhibits to this statement.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2002

/s/ Joseph H. Rossi

Joseph H. Rossi

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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